[LETTERHEAD OF FINANCIAL SERVICES ACQUISITION CORPORATION]


FOR IMMEDIATE RELEASE


              SHARES OF FINANCIAL SERVICES ACQUISITION CORPORATION
                 APPROVED FOR TRADING IN NASDAQ NATIONAL MARKET
                -----------------------------------------------

        (New York, New York-November 8, 1996)-Financial Services Acquisition Corporation announced today that its shares had been approved by The Nasdaq Stock Market, Inc. for listing on the Nasdaq National Market. Trading is scheduled to commence on November 12, 1996, under the symbol "FSAT".

        The Company is a financial services holding company that on August 16, 1996 completed the acquisition of Euro Brokers Investment Corporation, a leading inter-dealer brokerage firm specializing in money market instruments, derivatives and fixed income securities, with principal offices in New York and London.

        Both series of the Company's redeemable common stock purchase warrants also were approved for listing, under the respective symbols "FSATW" (for the warrants issued in the Company's December 1994 initial public offering) and "FSATZ" (for the series B warrants issued in connection with the Euro Brokers acquisition). Although both series have the same economic terms and approximately the same number outstanding, they were issued and will trade as separate securities.

        (Contact: Financial Services Acquisition Corporation-Gilbert D. Scharf, Chairman, President and Chief Executive Officer, Two World Trade Center, 84th floor, New York, NY 10048-(212)748-7000)